FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

AGREEMENT FOR SALE OF
HSBC'S BANKING BUSINESS IN PAKISTAN TERMINATED

HSBC Bank Middle East Limited ('HBME'), an indirect wholly-owned subsidiary of HSBC Holdings plc, confirms that it has terminated the agreement for the sale of HBME's banking business in Pakistan to JS Bank Limited as regulatory approval has not been received.

HBME will explore alternative options for its banking business in Pakistan.

Media enquiries to:
HSBC Holdings plc
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
HSBC Bank Middle East
Tim Doyne	+971 4423 5632	tim.doyne@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, Hong Kong, Rest of Asia Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,645bn at 30 June 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 23 October 2013